                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K
                                   ---------

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

For the fiscal year ended:   December 31, 1999
                          ----------------------------------------------

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-23214.
                                    -------
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 SAMSONITE CORPORATION EMPLOYEE SAVINGS TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SAMSONITE CORPORATION
                            11200 EAST 45TH AVENUE
                            DENVER, COLORADO 80239

                             Samsonite Corporation
                            Employee Savings Trust
















                                               Financial Statements and Schedule
                                                      December 31, 1999 and 1998
                                     (With Independent Auditors' Report Thereon)

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                                                               Table of Contents

================================================================================


     Report of Independent Auditors - KPMG LLP                                       3

     Report of Independent Certified Public Accountants - BDD Seidman, LLP           4

     Financial Statements

          Statement of Net Assets Available for Benefits - December 31, 1999         5

          Statement of Net Assets Available for Benefits - December 31, 1998         6

          Statement of Changes in Net Assets Available for Benefits -
               Year Ended December 31, 1999                                          7

          Notes to Financial Statements                                         8 - 13

     Schedule 1 - Schedule of Assets Held for Investment Purposes                   15

     Signature Page                                                                 16

     Exhibit 23.1 - Consent of KPMG LLP                                             17

     Exhibit 23.2 - Consent of BDO Seidman, LLP                                     18

Report of Independent Auditors


Plan Administrator of Samsonite Corporation
  Employee Savings Trust

We have audited the accompanying statement of net assets available for benefits of the Samsonite Corporation Employee Savings Trust (the "Plan") as of December 31, 1999 and the statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the 1999 financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Samsonite Corporation Employee Savings Trust as of December 31, 1999, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the 1999 basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 1999 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 1999 basic financial statements taken as a whole.


                                                  /s/ KPMG LLP


Denver, Colorado
May 26, 2000

Report of Independent Certified Public Accountants


Plan Administrator of Samsonite Corporation
  Employee Savings Trust

We have audited the accompanying statement of net assets available for benefits of the Samsonite Corporation Employee Savings Trust (the "Plan") as of December 31, 1998. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Samsonite Corporation Employee Savings Trust as of December 31, 1998, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits. The Fund Information has been subjected to the auditing procedures applied in the audit of the statement of net assets available for benefits and, in our opinion, is fairly stated in all material respects in relation to the statement of net assets taken as a whole.

                                             /s/ BDO Seidman, LLP


Denver, Colorado
June 3, 1999

                                                           Samsonite Corporation
                                                          Employee Savings Trust


                                  Statement of Net Assets Available for Benefits
================================================================================

                                                      Investment Funds
-------------------------------------------------------------------------------------------------------------------------------
                                                    Fixed           Equity
                                                   Income           Income          Balanced        Index          Growth
December 31, 1999                                   Fund             Fund             Funds          Fund           Funds
-------------------------------------------------------------------------------------------------------------------------------
Assets:

Investments, at fair value (Note 3):

Mutual Funds
  CIGNA Guaranteed Income Fund                   $ 11,278,090     $         -     $         -     $         -     $         -
  Fidelity Equity Income II Fund                            -       9,075,767               -               -               -
  CIGNA Lifetime60                                          -               -         202,767               -               -
  CIGNA Lifetime50                                          -               -         718,569               -               -
  CIGNA Lifetime40                                          -               -       4,423,939               -               -
  CIGNA Lifetime30                                          -               -          99,879               -               -
  CIGNA Lifetime20                                          -               -          90,776               -               -
  CIGNA Stock Market Index Fund                             -               -               -       7,219,122               -
  Fidelity Contra Fund                                      -               -               -               -       3,763,738
  Dreyfus Founders Growth Fund                              -               -               -               -       1,306,555
  CIGNA Small Company Stock Growth Fund                     -               -               -               -         365,193
  Janus Worldwide Fund                                      -               -               -               -               -

Samsonite Common Stock                                      -               -               -               -               -

Loans to participants                                       -               -               -               -               -
-------------------------------------------------------------------------------------------------------------------------------

Total investments                                  11,278,090       9,075,767       5,535,930       7,219,122       5,435,486
-------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits                $ 11,278,090     $ 9,075,767     $ 5,535,930     $ 7,219,122     $ 5,435,486
===============================================================================================================================

                                                                         Investment Funds
----------------------------------------------------------------------------------------------------------------------
                                                          Samsonite
                                              Global       Common                          Participant
December 31, 1999                              Fund         Stock           Total              Loans           Total
-----------------------------------------------------------------------------------------------------------------------
Assets:

Investments, at fair value (Note 3):

Mutual Funds
  CIGNA Guaranteed Income Fund            $         -     $         -     $ 11,278,090     $         -     $ 11,278,090
  Fidelity Equity Income II Fund                    -               -        9,075,767               -        9,075,767
  CIGNA Lifetime60                                  -               -          202,767               -          202,767
  CIGNA Lifetime50                                  -               -          718,569               -          718,569
  CIGNA Lifetime40                                  -               -        4,423,939               -        4,423,939
  CIGNA Lifetime30                                  -               -           99,879               -           99,879
  CIGNA Lifetime20                                  -               -           90,776               -           90,776
  CIGNA Stock Market Index Fund                     -               -        7,219,122               -        7,219,122
  Fidelity Contra Fund                              -               -        3,763,738               -        3,763,738
  Dreyfus Founders Growth Fund                      -               -        1,306,555               -        1,306,555
  CIGNA Small Company Stock Growth Fund             -               -          365,193               -          365,193
  Janus Worldwide Fund                      4,389,965               -        4,389,965               -        4,389,965

Samsonite Common Stock                              -         277,670          277,670               -          277,670

Loans to participants                               -               -                -         480,217          480,217
-----------------------------------------------------------------------------------------------------------------------

Total investments                           4,389,965         277,670       43,212,030         480,217       43,692,247
-----------------------------------------------------------------------------------------------------------------------

Net assets available for benefits         $ 4,389,965     $   277,670     $ 43,212,030     $   480,217     $ 43,692,247
=======================================================================================================================

                                 See accompanying notes to financial statements.

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                                  Statement of Net Assets Available for Benefits
================================================================================

                                                                              Investment Funds
---------------------------------------------------------------------------------------------------------------------------------
                                             Fixed        Equity                                                      Samsonite
                                            Income        Income       Balanced     Index       Growth    Global        Common
December 31, 1998                            Fund          Fund         Funds        Fund       Funds      Fund         Stock
---------------------------------------------------------------------------------------------------------------------------------
Assets:

Investments, at fair value (Note 3):

Mutual Funds
  CIGNA Guaranteed Income Fund          $ 10,954,984  $         -   $         -  $         - $         -   $         -  $       -
  Fidelity Equity Income II Fund                   -    9,591,315             -            -           -             -          -
  CIGNA Lifetime60                                 -            -       115,395            -           -             -          -
  CIGNA Lifetime50                                 -            -       418,605            -           -             -          -
  CIGNA Lifetime40                                 -            -     4,818,862            -           -             -          -
  CIGNA Lifetime30                                 -            -        86,675            -           -             -          -
  CIGNA Lifetime20                                 -            -        47,251            -           -             -          -
  CIGNA Stock Market Index Fund                    -            -             -    6,871,614           -             -          -
  Fidelity Contra Fund                             -            -             -            -   2,996,791             -          -
  Dreyfus Founders Growth Fund                     -            -             -            -     964,166             -          -
  CIGNA Small Company Stock Growth Fund            -            -             -            -     214,924             -          -
  Janus Worldwide Fund                             -            -             -            -           -     2,628,557          -

Samsonite Common Stock                             -            -             -            -           -             -    128,066

Loans to participants                              -            -             -            -           -             -          -
---------------------------------------------------------------------------------------------------------------------------------

Total investments                         10,954,984    9,591,315     5,486,788    6,871,614   4,175,881     2,628,557    128,066
---------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits       $ 10,954,984  $ 9,591,315   $ 5,486,788  $ 6,871,614 $ 4,175,881   $ 2,628,557  $ 128,066
=================================================================================================================================

====================================================================================

                                                           Participant
December 31, 1998                       Total                 Loans        Total
-------------------------------------------------------------------------------------
Assets:

Investments, at fair value (Note 3):

Mutual Funds
  CIGNA Guaranteed Income Fund            $ 10,954,984   $           -   $ 10,954,984
  Fidelity Equity Income II Fund             9,591,315               -      9,591,315
  CIGNA Lifetime60                             115,395               -        115,395
  CIGNA Lifetime50                             418,605               -        418,605
  CIGNA Lifetime40                           4,818,862               -      4,818,862
  CIGNA Lifetime30                              86,675               -         86,675
  CIGNA Lifetime20                              47,251               -         47,251
  CIGNA Stock Market Index Fund              6,871,614               -      6,871,614
  Fidelity Contra Fund                       2,996,791               -      2,996,791
  Dreyfus Founders Growth Fund                 964,166               -        964,166
  CIGNA Small Company Stock Growth Fund        214,924               -        214,924
  Janus Worldwide Fund                       2,628,557               -      2,628,557

Samsonite Common Stock                         128,066               -        128,066

Loans to participants                                -         712,320        712,320
-------------------------------------------------------------------------------------

Total investments                           39,837,205         712,320     40,549,525
-------------------------------------------------------------------------------------

Net assets available for benefits         $ 39,837,205   $     712,320   $ 40,549,525
=====================================================================================

                                 See accompanying notes to financial statements.

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                       Statement of Changes in Net Assets Available for Benefits
================================================================================

                                                                              Investment Funds
---------------------------------------------------------------------------------------------------------------------------------
                                          Fixed        Equity                                                           Samsonite
                                         Income        Income      Balanced       Index          Growth       Global      Common
Year Ended December 31, 1999              Fund          Fund        Funds         Fund           Funds         Fund        Stock
---------------------------------------------------------------------------------------------------------------------------------
Additions:
 Interest income                     $    621,246  $         -- $        --  $         --    $        --  $        -- $        --
 Net realized and unrealized
    appreciation (depreciation)
    of investments                             --       406,239     893,561     1,302,319      1,220,245    1,636,504        (490)
 Employee contributions                   426,361       481,220     258,137       395,743        384,914      236,091      57,760
 Employer contributions                   168,745       157,301     104,006       128,208        135,040       78,404      15,045
 Interest on Participant Loans             16,499        10,325       5,252         6,542          5,226        2,764         114
---------------------------------------------------------------------------------------------------------------------------------
     Total additions                    1,232,851     1,055,085   1,260,956     1,832,812      1,745,425    1,953,763      72,429
---------------------------------------------------------------------------------------------------------------------------------
Deductions:
 Benefits and distributions            (1,849,307)   (1,127,414)   (980,923)   (1,031,389)      (514,883)    (351,063)    (33,014)
 Administrative expenses                  (29,245)         (304)     (1,592)         (392)          (698)        (237)     (2,081)
---------------------------------------------------------------------------------------------------------------------------------
     Total deductions                  (1,878,552)   (1,127,718)   (982,515)   (1,031,781)      (515,581)    (351,300)    (35,095)
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)                  (645,701)      (72,633)    278,441       801,031      1,229,844    1,602,463      37,334

Loans Granted                             (47,721)      (16,844)    (11,999)       (9,939)       (30,731)     (23,099)     (1,208)
Loan Principal Paid                       103,097        55,406      32,011        33,800         23,507       37,308         458
Interfund transfers                       913,431      (481,477)   (249,311)     (477,384)        36,985      144,736     113,020
---------------------------------------------------------------------------------------------------------------------------------
Net assets available for
  benefits, beginning of year          10,954,984     9,591,315   5,486,788     6,871,614      4,175,881    2,628,557     128,066
---------------------------------------------------------------------------------------------------------------------------------
Net assets available for
  benefits, end of year              $ 11,278,090  $  9,075,767 $ 5,535,930  $  7,219,122    $ 5,435,486  $ 4,389,965 $   277,670
=================================================================================================================================

-----------------------------------------------------------------------------------------------

                                                                    Participant
Year Ended December 31, 1999                            Total          Loans        Total
-----------------------------------------------------------------------------------------------
Additions:
 Interest income                                  $    621,246    $          --    $    621,246
 Net realized and unrealized appreciation
   (depreciation) of investments                     5,458,378               --       5,458,378
 Employee contributions                              2,240,226               --       2,240,226
 Employer contributions                                786,749               --         786,749
 Interest on Participant Loans                          46,722              214          46,936
-----------------------------------------------------------------------------------------------
     Total additions                                 9,153,321              214       9,153,535
-----------------------------------------------------------------------------------------------
Deductions:
 Benefits and distributions                         (5,887,993)         (88,271)     (5,976,264)
 Administrative expenses                               (34,549)              --         (34,549)
-----------------------------------------------------------------------------------------------
     Total deductions                               (5,922,542)         (88,271)     (6,010,813)
-----------------------------------------------------------------------------------------------
Net increase (decrease)                              3,230,779          (88,057)      3,142,722

Loans Granted                                         (141,541)         141,541              --
Loan Principal Paid                                    285,587         (285,587)             --
Interfund transfers                                         --               --              --
-----------------------------------------------------------------------------------------------
Net assets available for
  benefits, beginning of year                       39,837,205          712,320      40,549,525
-----------------------------------------------------------------------------------------------
Net assets available for
  benefits, end of year                           $ 43,212,030    $     480,217    $ 43,692,247
===============================================================================================

                                 See accompanying notes to financial statements.

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                                                    Notes to Financial Statement
================================================================================


1.  Description of   The following description of the Samsonite Corporation
    the Plan         Employee Savings Trust (the Plan) provides only general
                     information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

                     General

                     The Plan is a defined contribution 401(k) retirement plan covering substantially all nonunion employees of Samsonite Corporation and its subsidiaries (the Company). CIGNA Retirement and Investment Services (CIGNA) is the Administrator of the Plan. CG Trust Company is the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                     Eligibility

                     Full-time and part-time employees of the Company excluding hourly sales employees of Samsonite Company Stores, are eligible to participate in the Plan as of the first day of the month following their date of hire.

                     Contributions

                     Plan participants may contribute to the Plan up to 17% of their compensation, as defined. The Company makes matching contributions of 50% of the first 6% of participant contributions. For the year ended December 31, 1999, the first $10,000 of an employee's contribution is on a before-tax basis; contributions in excess of $10,000 are on an after-tax basis. The pre-tax contribution limit is indexed annually for inflation.

                     Participant Accounts

                     Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan earnings. Plan earnings are allocated to individual accounts based on each participant's account balance.

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                                                    Notes to Financial Statement
================================================================================

          Participants may direct contributions, in multiples of 1% increments, to the following investment options provided by CIGNA:

          (1)       Fixed Income Fund - This fund consists of the CIGNA
                    -----------------
                    Guaranteed Income Fund, a fund that seeks to preserve capital plus provide fixed income returns.

          (2)       Equity Income Fund - This fund consists of the
                    ------------------
                    Fidelity Equity Income II Fund, a fund that seeks a combination of capital growth and current income.

          (3)       Balanced Funds- The balanced funds consist of the
                    --------------
                    CIGNA Lifetime Funds. This group of funds is based on the life-cycle theory of investing that different bond/stock mixes are appropriate for individuals at different stages of their lives. These funds seek a combination of growth, income and capital preservation through stocks, bonds, and short-term investments.
                    These funds include the CIGNA Lifetime20, CIGNA Lifetime30, CIGNA Lifetime40, CIGNA Lifetime50 and CIGNA Lifetime60 funds.

          (4)       Index Fund - This fund consists of the CIGNA Stock
                    ----------
                    Market Index Fund. This fund invests in common stocks that seek to match the performance of the Standard & Poor's 500 Composite Stock Price Index.

          (5)       Growth Funds - The growth funds consist of the
                    ------------
                    Fidelity Contra Fund, the Dreyfus Founders Growth Fund and the Small Company Stock Growth Fund. These funds seek long-term capital appreciation from equities.

          (6)       Global Fund - This fund consists of the Janus
                    -----------
                    Worldwide Fund, a fund that seeks capital growth and diversification benefits from investments in foreign and domestic stock markets.

          (7)       Samsonite Common Stock - This fund is invested in
                    ----------------------
                    shares of the Company's common stock. The fund is comprised of the underlying Company stock and a short-term cash component to provide liquidity for daily trading.

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                                                    Notes to Financial Statement
================================================================================

                    Vesting

                    Participants' contributions to the Plan and earnings thereon are 100% vested. Participants become vested in the Company's matching contributions and related earnings based on years of service as follows:

                    Years of Service                        Vested Percentage
                  --------------------------------------------------------------
                    Less than three                                     0%
                    At least three but less than five                  50%
                    Five or more                                      100%
                  ==============================================================

                    Participants' accounts become fully vested upon death, total disability, reaching normal retirement age, or termination of the Plan. Forfeited employer contributions are used to reduce employer matching contributions and/or administrative expenses. Plan administrative expenses were reduced by $28,118 from forfeited non-vested accounts in 1999. Forfeitures available to offset future employer contributions and Plan administrative expenses are $321,739 and $73,108 as of December 31, 1999 and 1998, respectively.

                    Payment of Benefits

                    Upon termination of service due to death, disability or retirement, or upon reaching age 59-1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over ten or fewer years.

                    Participant Loans

                    Participants may borrow from their contribution fund account a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the Participant Loans fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate similar to local prevailing rates. Interest rates on current loans range from 6% to 10%. Loan repayments are made in equal installments through payroll deductions.

                    Plan Termination

                    Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, the accounts of all participants would become fully vested, and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                                                    Notes to Financial Statement
================================================================================

                    Administrative Expenses

                    Most administrative expenses of the Plan are paid by the Plan. In addition, the Company has provided certain services to and paid certain expenses of the Plan without reimbursement.

                    Tax Status

                    The Plan obtained its latest determination letter on August 20, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes has been included in the Plan's financial statements

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                                                    Notes to Financial Statement
================================================================================

2. Summary of       Basis of Accounting
   Significant
   Accounting       The accompanying financial statements have been prepared on
   Policies and     the accrual basis of accounting.
   Practices

                    Valuation of Investments

                    Mutual funds and the value of Samsonite Common Stock are determined by quoted market prices, where available. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded as of the trade date. Interest is recognized as earned, dividends are recognized on the ex-dividend date.

                    Use of Estimates

                    Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and additions and deductions to net assets available for benefits to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ significantly from those estimates.

                    Payment of Benefits

                    Benefits are recorded when paid.

3. Investments      The fair value of investments that individually represent
                    5% or more of the Plan's net assets are as follows:

                    December 31,                         1999           1998
                    ------------------------------------------------------------
                    CIGNA Guaranteed Income Fund     $ 11,278,090   $ 10,954,984
                    CIGNA Lifetime40                    4,423,939      4,818,862
                    Fidelity Equity Income II Fund      9,075,767      9,591,315
                    Stock Market Index Fund             7,219,122      6,871,614
                    Fidelity Contra Fund                3,763,738      2,996,791
                    Janus Worldwide Fund                4,389,965      2,628,557

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                                                    Notes to Financial Statement
================================================================================

                Additional disclosures related to significant investments shown in the Statement of Net Assets Available for benefits are as follows:

                                                                  Other
                                                   CIGNA          CIGNA         Total         Fidelity        Other         Total
                                                Lifetime 40      Lifetime      Balanced        Contra         Growth        Growth
                                                   Fund           Funds          Funds          Fund          Funds         Funds
                                             --------------------------------------------------------------------------------------
                Additions:
                Interest income              $        -       $        -      $        -     $        -     $        -   $        -
                Net Appreciation
                  (depreciation) of
                   investments                  769,349          124,212         893,561        752,179        468,066    1,220,245
                Employee contributions          183,803           74,334         258,137        247,975        136,939      384,914
                Employer contributions           74,369           29,637         104,006         90,558         44,482      135,040
                Interest on participant
                  loans                           4,557              695           5,252          3,842          1,384        5,226
                                             --------------------------------------------------------------------------------------
                Total additions               1,032,078          228,878       1,260,956      1,094,554        650,871    1,745,425
                                             --------------------------------------------------------------------------------------

                Deductions:
                Benefits and distributions     (769,698)        (211,225)       (980,923)      (317,728)      (197,155)    (514,883)
                Administrative expenses          (1,302)            (290)         (1,592)          (344)          (354)        (698)
                                             --------------------------------------------------------------------------------------
                Total deductions               (771,000)        (211,515)       (982,515)      (318,072)      (197,509)    (515,581)
                                             --------------------------------------------------------------------------------------
                Net Increase (decrease)         261,078           17,363         278,441        776,482        453,362    1,229,844

                Loans Granted                   (10,434)          (1,565)        (11,999)       (25,973)        (4,758)     (30,731)
                Loan Principal paid              28,515            3,496          32,011         17,113          6,394       23,507
                Interfund transfers            (674,082)         424,771        (249,311)          (675)        37,660       36,985
                                             --------------------------------------------------------------------------------------
                Net assets available
                  for benefits, beginning
                  of year                     4,818,862          667,926       5,486,788      2,996,791      1,179,090    4,175,881
                                             --------------------------------------------------------------------------------------
                Net assets available
                  for benefits, end of year  $4,423,939       $1,111,991      $5,535,930     $3,763,738     $1,671,748   $5,435,486
                                             ======================================================================================

                             Supplemental Schedule

================================================================================

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                    Schedule 1 - Schedule of Assets Held for Investment Purposes
================================================================================

December 31, 1999
-----------------------------------------------------------------------------------------------------------------
                                                                                Number                Current
                  Identity of issue                                           of shares                value
-----------------------------------------------------------------------------------------------------------------
                    CIGNA Guaranteed Income Fund                                 376,995       $     11,278,090
                    Fidelity Equity Income II Fund                               197,417              9,075,767
                    CIGNA Lifetime60                                              11,569                202,767
                    CIGNA Lifetime50                                              35,206                718,569
                    CIGNA Lifetime40                                             202,652              4,423,939
                    CIGNA Lifetime30                                               4,397                 99,879
                    CIGNA Lifetime20                                               3,829                 90,776
                    CIGNA Stock Market Index Fund                                 91,660              7,219,122
                    Fidelity Contra Fund                                          36,967              3,763,738
                    Dreyfus Founders Growth Fund                                  34,477              1,306,555
                    CIGNA Small Company Stock Growth Fund                         23,291                365,193
                    Janus Worldwide Fund                                          49,062              4,389,965

                  Samsonite Common Stock (cost of $332,636)                       47,732                277,670

                  Participant loans, at interest rates ranging from 6%-10%                              480,217
                                                                                                     ----------
                                                                                               $     43,692,247
                                                                                                     ==========

                  All investments are held by Connecticut General Life Insurance, which is a party-in-interest.

                See accompanying report of independent auditors

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                 Samsonite Corporation Employee Savings Trust

                          ________________________

Date: June 28, 2000            By: /s/ Richard H. Wiley
                                  ---------------------------------------------
                               Richard H. Wiley
                               Samsonite Corporation
                               Chief Financial Officer, Treasurer and Secretary

                                                                              16